Exhibit 99.1

Concord Medical Reports Third Quarter 2011 Financial Results

BEIJING, Nov. 14, 2011 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), the operator of the largest network of radiotherapy and diagnostic imaging centers in China, today reported its unaudited consolidated financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights

•	Total net revenues were RMB124.7 million ($19.6 million) (A) in the third quarter 2011, up 23.4% from the third quarter 2010.

•

Gross profit was RMB82.9 million ($13.0 million) in the third quarter 2011, up 24.0% from the third quarter 2010. The gross profit margin in the third quarter was 66.5% compared with 66.2% in the third quarter 2010.

•

Net income was RMB38.3 million ($6.0 million) in the third quarter 2011, up 14.7% from the third quarter 2010. The net profit margin in the third quarter was 30.7% compared with 33.1% in the third quarter 2010.

•	Basic and diluted earnings per American depositary share (“ADS”) for the third quarter 2011 were RMB0.81 ($0.13), up 17.7% from the third quarter 2010. Each ADS represents 3 ordinary shares.

•

Non-GAAP net income (B) was RMB40.6 million ($6.4 million) in the third quarter 2011, up 12.9% from the third quarter 2010. Non-GAAP basic and diluted earnings per ADS were RMB0.86 ($0.13) in the third quarter 2011, up 15.8% from the third quarter 2010. Adjusted EBITDA (non-GAAP) (C) was RMB93.0 million ($14.6 million) in the third quarter 2011, up 18.2% from the third quarter 2010.

•

In the three months ended September 30, 2011, the Company added 3 radiotherapy and diagnostic imaging centers in the third quarter, bringing the total number of centers in operation to 128 in 48 cities in China as of September 30, 2011. As of September 30, 2011, the Company had entered into agreements to establish 36 additional centers.

•

During the third quarter 2011, the Company handled 8,941 patient treatment cases and 49,988 patient diagnostic cases, representing an increase of 5.7% and 42.6%, respectively, from the third quarter 2010.

Dr. Jianyu Yang, Director, President, and Chief Executive Officer of Concord Medical, said, “We delivered a strong quarter of solid financial growth, in both revenues and net income, as a result of higher patient volumes at existing centers and centers we have added since September 30, 2010.

“We have established 9 new centers in the first three quarters of this year and we expect to add more centers in the fourth quarter.

“Our long-term strategy is to develop new radiotherapy and diagnostic imaging centers with hospital partners, to increase utilization and efficiency at existing centers, to establish new specialty hospitals and stand-alone centers, and to pursue prudent strategic acquisitions. We believe our long-term strategy has been working well and should continue to add value for our shareholders.

“Given our good results for the first nine months, we are maintaining our revenue outlook for 2011.”

Recent Developments

Acting CFO Appointment — On September 1, 2011, Mr. Adam Jigang Sun was appointed as Acting Chief Financial Officer. Mr. Adam Sun oversees the Company’s finance and reporting functions, as well as assists in managing the Company’s network expansion and strategic acquisitions.

Mr. Adam Sun has more than 10 years of experience in finance and management. He received a M.B.A. degree from The University of Chicago Booth School of Business in 1998 and a Bachelor of Arts degree in English from China Foreign Affairs College in 1990.

Mr. Steve Sun, who had been our Chief Financial Officer, continues to serve as Co-chairman of the Board of Directors (the “Board”) and is focusing on leading the Company’s network expansion and strategic acquisitions, in addition to other duties as a member of the Board. Mr. Adam Sun and Mr. Steve Sun are not related.

Special dividend — On September 30, the Company paid a special dividend of $0.18 per ADS to shareholders of record at the close of business on August 31, 2011.

Share repurchase program — On September 30, the Board approved a share repurchase program of up to $20 million of the Company’s outstanding ADSs. Through November 11, 2011, Concord Medical has repurchased 140,623 ADSs, representing 421,869 ordinary shares, in the open market.

Pending acquisition — The acquisition of the Chang’an Hospital is still pending the conclusion of the due diligence and the required government approval. Concord Medical will endeavor to complete the acquisition by the end of 2011.

Third Quarter 2011 Results

Net revenues were RMB124.7 million ($19.6 million) (A) in the third quarter 2011, up 23.4% from the third quarter 2010, primarily due to an increase in patient cases at existing centers and centers we have added since September 30, 2010.

Cost of revenues was RMB41.8 million ($6.6 million) in the third quarter 2011, up 22.4% from the third quarter 2010, primarily due to higher consumables and equipment maintenance charges in support of higher revenues.

Gross profit margin was 66.5% in the third quarter of 2011 compared with 66.2% in the third quarter 2010. The higher gross profit margin was primarily due to higher net revenues, which more than offset the increase in consumables and equipment maintenance charges as a result of effective cost control.

Operating expenses, consisting of general and administrative expenses and selling expenses, were RMB25.0 million ($3.9 million) in the third quarter 2011, up 44.8% from RMB17.3 million in the third quarter 2010. The increase was primarily due to increases in office and travel expenses related to new centers opened during the year and in selling expenses in support of higher revenues.

Operating income was RMB57.9 million ($9.1 million) in the third quarter of 2011, up 16.7% from RMB49.6 million in the third quarter 2010.

Operating income excluding share-based compensation expenses (non-GAAP) (B) was RMB60.2 million ($9.4 million) in the third quarter 2011, up 15.3% from RMB52.2 million in the third quarter 2010.

Income tax expense was RMB16.6 million ($2.6 million) in the third quarter 2011, up 34.5% from RMB12.4 million in the third quarter 2010. The effective tax rate for the third quarter 2011 was 30.3% compared with 27.0% for the third quarter 2010.

Net income was RMB38.3 million ($6.0 million) in the third quarter of 2011, up 14.7% from RMB33.4 million in the third quarter 2010.

Basic and diluted earnings per ADS for the third quarter of 2011 were RMB0.81 ($0.13), up 17.7% from RMB0.69 ($0.10) for the third quarter 2010.

Non-GAAP net income (B) was RMB40.6 million ($6.4 million) in the third quarter 2011, up 12.9% from RMB36.0 million in the third quarter 2010.

Non-GAAP basic and diluted earnings per ADS were RMB0.86 ($0.13) in the third quarter of 2011, up 15.8% from RMB0.74 ($0.11) in the third quarter of 2010.

Adjusted EBITDA (non-GAAP) (C) was RMB93.0 million ($14.6 million) for the third quarter 2011, up 14.4% from RMB81.3 million for the third quarter 2010.

In the third quarter 2011, capital expenditures were RMB95.4 million ($14.8 million), depreciation expense was RMB26.2 million ($4.1 million), and amortization of acquired intangibles was RMB6.3 million ($1.0 million).

As of September 30, 2011, the Company had total fixed assets of RMB978.7 million ($153.5 million), cash of RMB388.1 million ($60.8 million), and current and noncurrent restricted cash of RMB24.7 million ($3.9 million).

Accounts receivable was RMB242.8 million ($38.1 million) as of September 30, 2011, compared with RMB169.4 million as of December 31, 2010. The average period of sales outstanding for accounts receivable (also known as days sales outstanding) was 170 days in the third quarter 2011, up from 149 days in the second quarter of 2011 primarily due to higher accounts receivable balances with several parties.

As of September 30, 2011, the Company had bank credit lines of RMB2.1 billion ($323.8 million), of which RMB85.4 million ($13.4 million) were drawn down.

The Company believes that its existing cash and available bank borrowing capacity are sufficient to finance its capital investments in new facilities and working capital needs over the next 12 months.

First Nine Months of 2011 Results

Net revenues were RMB336.0 million ($52.7 million) (A) in the first nine months 2011, up 21.4% from the first nine months 2010, primarily due to an increase in patient cases at existing centers and the centers we have added since last year.

Cost of revenues was RMB114.6 million ($18.0 million) in the first nine months 2011, up 25.5% from the first nine months 2010, primarily due to higher consumables and equipment maintenance charges in support of higher revenues.

Gross profit margin was 65.9% in the first nine months 2011 compared with 67.0% in the first nine months 2010. The lower gross profit margin was primarily due to the higher consumables and equipment maintenance charges as compared to the increase in net revenues.

Operating expenses, consisting of general and administrative expenses and selling expenses, were RMB73.5 million ($11.5 million) in the first nine months 2011, up 28.9% from RMB57.1 million in the first nine months 2010. The increase was primarily due to increases in office and travel expenses and higher selling expenses in support of higher revenues.

Operating income was RMB147.8 million ($23.2 million) in the first nine months 2011, up 15.3% from RMB128.2 million in the first nine months 2010.

Income tax expense was RMB39.5 million ($6.2 million) in the first nine months 2011, up 17.2% from RMB33.7 million in the first nine months 2010, mainly due to the higher pretax income. The effective tax rate for the first nine months 2011 was 28.6% compared with 27.9% in the first nine months 2010.

Net income was RMB98.7 million ($15.5 million) in the first nine months 2011, up 13.1% from RMB87.2 million in the first nine months 2010.

Basic and diluted earnings per ADS for the first nine months 2011 were RMB2.08 ($0.33), up 16.2% from basic and diluted earnings per ADS of RMB1.79 in the first nine months 2010.

Adjusted EBITDA (non-GAAP)(C) was RMB243.9 million ($38.2) million for the first nine months 2011, up 12.8% from RMB216.3 million for the same period 2010.

In the first nine months 2011, capital expenditures were RMB212.6 million ($33.3 million), depreciation expense was RMB69.2 million ($10.7 million), and amortization of acquired intangibles was RMB19.1 million ($3.0 million).

Revenue Outlook Maintained for 2011

Based on current market and operating conditions, planned business expansion, and estimated patient volume, Concord Medical is maintaining its prior revenue outlook for the year 2011, as shown below.

The Company expects to generate net revenues in an estimated range of RMB480 million to RMB520 million for the year 2011, which would be an increase of approximately 23% to 33% in net revenues from 2010. This estimated range includes revenues from the Chang’an CMS International Cancer Center (“CCICC”) preliminary operations but excludes any potential future revenue from the Chang’an Hospital, as the acquisition of Chang’an Hospital’s equity interests is currently pending. The Company notes that any unanticipated delays in completing the acquisition of Chang’an Hospital, any failure to obtain CCICC’s clinical license, and other uncertainties may result in CCICC not achieving its expected contribution to the Company, which in turn could have a material adverse effect on the Company’s business, financial condition, and results of operations in 2011 and future periods.

Notes

(A)	This news release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader and do not represent the Company’s financial performance accounted in US dollars, since its accounting and primary reporting are in RMB, the currency of the People’s Republic of China. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3780 to US$1.00, the effective noon buying rate as of September 30, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(B)	Non-GAAP net income is defined in this news release as net income excluding share-based compensation expenses. Share-based compensation was RMB2.3 million ($0.36 million) in the third quarter 2011 and RMB2.6 million in the third quarter 2010. Share-based compensation was RMB6.9 million ($1.1 million) in the first nine months 2011 and RMB7.8 million in the first nine months 2010.

(C)	Adjusted EBITDA is defined in this news release as net income plus interest expense, income taxes, depreciation and amortization, share-based compensation expenses, and other adjustments, including foreign exchange gains or losses and other income.

Conference Call on November 15

Concord Medical will hold an earnings conference call at 8:00 a.m. Eastern Standard Time (New York) on November 15, 2011, which is also 9:00 p.m. in Beijing and Hong Kong on the same day.

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free Number:	1 866 519 4004
International Dial-in Number:	1 718 354 1231
U.K. Toll Free Number:	80 8234 6646
Hong Kong Toll Free Number:	800 93 0346
China Toll Free Number:	400 620 8038
800 819 0121
Passcode:	CCM

A live webcast of the conference call will be available on the investor relations section of the Company’s website at http://ir.concordmedical.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

U.S. Toll Free Number:	1 866 214 5335
International Dial-in Number:	1 718 354 1232
Passcode:	22562730

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation. As of September 30, 2011, the Company operated a network of 128 centers with 70 hospital partners that spanned 48 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, income taxes, depreciation and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange gains or losses and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of its network of centers. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

For more information, please contact:

Concord Medical Services

Mr. Tony Tian (Chinese and English)

+86 10 5957 5287

tony.tian@concordmedical.com

Christensen

Ms. Teal Willingham (English and Chinese)

+86 131 2179 3446

twillingham@christensenir.com

Ms. Kimberly Minarovich (English)

+1 212 618 1978

kminarovich@christensenir.com

Website: ir.concordmedical.com

Concord Medical Services Holdings Limited.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	December 31, 2010 (*)	September 30, 2011
	RMB	RMB	US$
ASSETS
Current assets
Cash	535,783	388,089	60,848
Restricted cash, current portion	102,873	2,692	422
Notes receivable	900	2,305	361
Accounts receivable	169,389	242,817	38,071
Prepayments and other current assets	74,469	66,977	10,501
Net investments in financing leases, current portion	19,498	34,443	5,400
Deferred tax assets, current portion	1,504	2,332	366

Total current assets	904,416	739,655	115,969

Non-current assets
Property, plant and equipment, net	907,336	978,728	153,454
Goodwill	300,163	300,163	47,062
Acquired intangible assets, net	146,113	135,304	21,214
Deposits for non-current assets	222,019	271,940	42,637
Net investments in financing leases, non-current portion	66,356	55,145	8,646
Deferred tax assets, non-current portion	21,869	20,860	3,271
Other non-current assets	51,867	73,867	11,582
Restricted cash, non-current portion	14,792	22,012	3,451
Prepaid land lease payments	28,113	27,555	4,320

Total non-current assets	1,758,628	1,885,574	295,637

Total assets	2,663,044	2,625,229	411,606

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	83,000	15,000	2,352
Long-term bank borrowings, current portion	60,906	55,255	8,663
Accounts payable	10,332	1,263	198
Notes payable	—	2,305	361
Accrual for purchase of property, plant and equipment	10,404	9,948	1,560
Obligations under capital leases, current portion	3,582	3,582	562
Accrued expenses and other liabilities	49,935	45,063	7,065
Income tax payable	25,401	29,662	4,651
Deferred revenue, current portion	11,520	12,046	1,889
Contingent business acquisition consideration	14,072	11,767	1,845
Dividend payable	—	32,636	5,117

Total current liabilities	269,152	218,527	34,263

Non-current liabilities
Long-term bank borrowings, non-current portion	45,089	15,140	2,374
Deferred revenue, non-current portion	9,081	7,599	1,191
Obligations under capitalized leases, non-current portion	5,325	3,076	482
Lease deposits	5,110	6,610	1,036
Deferred tax liabilities, non-current portion	27,452	24,708	3,874

Total non-current liabilities	92,057	57,133	8,957

Total liabilities	361,209	275,660	43,220

Commitments and contingencies

EQUITY
Ordinary shares	105	105	16
Additional paid-in capital	2,604,704	2,554,430	400,506
Accumulated other comprehensive loss	(14,835)	(15,483)	(2,428)
Accumulated deficit	(384,883)	(289,484)	(45,387)

Total Concord Medical Services Holdings Limited shareholders’ equity	2,205,091	2,249,568	352,707
Non-controlling interests	96,744	100,001	15,679

Total equity	2,301,835	2,349,569	368,386

Total liabilities and equity	2,663,044	2,625,229	411,606

(*)	Amounts as of ended December 31, 2010 were derived from the December 31, 2010 audited consolidated financial statements.

Concord Medical Services Holdings Limited
Unaudited Condensed Consolidated Statements of Income
(in thousands, except per ADS data)

	For The Three Months Ended			For The Nine Months Ended
	September 30, 2010 (*)	September 30, 2011		September 30, 2010 (*)	September 30, 2011
	RMB	RMB	US$	RMB	RMB	US$
Revenues, net of business tax, value-added tax and related surcharges
Lease and management services	92,046	117,647	18,446	269,247	314,867	49,368
Others, net	8,992	7,076	1,109	7,414	21,108	3,310

Total net revenues	101,038	124,723	19,555	276,661	335,975	52,678

Cost of revenues
Depreciation	(25,415)	(25,842)	(4,052)	(58,059)	(68,049)	(10,669)
Amortization of acquired intangibles	(7,870)	(6,287)	(986)	(21,154)	(18,771)	(2,943)
Others	(860)	(9,670)	(1,516)	(12,150)	(27,821)	(4,362)

Total cost of revenues	(34,145)	(41,799)	(6,554)	(91,363)	(114,641)	(17,974)

Gross profit	66,893	82,924	13,001	185,298	221,334	34,704

Operating expenses

Selling expenses	(3,517)	(8,422)	(1,320)	(8,594)	(23,617)	(3,703)
General and administrative expenses	(13,777)	(16,626)	(2,607)	(48,474)	(49,931)	(7,829)

Operating income	49,599	57,876	9,074	128,230	147,786	23,172
Interest expenses	(2,188)	(1,312)	(206)	(6,222)	(4,452)	(698)
Foreign exchange losses	(3,018)	(3,682)	(577)	(4,767)	(9,957)	(1,561)
Gain from disposal of property, plant and equipment	118	—	—	543	—	—
Interest income	1,283	2,617	410	3,192	5,327	835
Other expenses	—	(519)	(82)	—	(519)	(82)

Income before income taxes	45,794	54,980	8,619	120,976	138,185	21,666
Income tax expenses	(12,376)	(16,642)	(2,609)	(33,736)	(39,529)	(6,198)
Net income	33,418	38,338	6,010	87,240	98,656	15,468

Net loss (income) attributable to noncontrolling interests	3	(1,234)	(193)	3	(3,257)	(511)

Net income attributable to ordinary shareholders	33,421	37,104	5,817	87,243	95,399	14,957

Earnings per ADS
Basic /Diluted	0.69	0.81	0.13	1.79	2.08	0.33

Weighted average number of ADS outstanding:
Basic /Diluted	48,700,469	47,451,177	47,451,177	48,700,469	47,451,177	47,451,177

(*)	Certain amounts in the historical financial information have been reclassified for comparison purposes.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended September 30, 2010			For the three months ended September 30, 2011			For the nine months ended September 30, 2010			For the nine months ended September 30, 2011
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating income	49,599	2,577	52,176	57,876	2,284	60,160	128,230	7,763	135,993	147,786	6,851	154,637
Net income	33,418	2,577	35,995	38,338	2,284	40,622	87,240	7,763	95,003	98,656	6,851	105,507
Basic earnings per ADS	0.69	0.05	0.74	0.81	0.05	0.86	1.79	0.16	1.95	2.08	0.14	2.22
Diluted earnings per ADS	0.69	0.05	0.74	0.81	0.05	0.86	1.79	0.16	1.95	2.08	0.14	2.22

(*)	The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended	For the three months ended	For the nine months ended	For the nine months ended
	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011
Net income	33,418	38,338	87,240	98,656
Interest expenses, net	905	(1,305)	3,030	(875)
Income tax expenses	12,376	16,642	33,736	39,529
Depreciation and amortization	29,121	32,870	80,288	89,221
Share-based compensation	2,577	2,284	7,763	6,851
Other adjustments	2,900	4,201	4,224	10,476

Adjusted EBITDA	81,297	93,030	216,281	243,858

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange losses, gain from disposed of PPE and other income.